FENTURA FINANCIAL
175 North Leroy Street
P.O. Box 725
Fenton, MI 48430-0725

November 2, 2004

Via EDGAR

Securities and Exchange Commission
Attn: William Fryer
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Fentura Financial, Inc. Request for Withdrawal of Amendment No. 1 to Form S-3 Registration Statement (File No. 333-75194)

Dear Securities and Exchange Commission:

        In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Fentura Financial, Inc., a Michigan corporation (the “Company”), hereby requests the withdrawal of its Amendment No. 1 (“Amendment No. 1”) to Form S-3 Registration Statement (File No. 333-75194) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2004.

        The reason for the withdrawal is that Amendment No. 1 is not the appropriate method for registering additional shares to be issued under the Company’s Dividend Reinvestment Plan. The Company intends to file a new Form S-3 Registration Statement to register the additional shares to be issued under the Company’s Dividend Reinvestment Plan. No securities were sold in connection with Amendment No. 1.

        If you should have any further questions regarding this request for withdrawal, please do not hesitate to contact Harvey Koning of Varnum, Riddering, Schmidt & Howlett LLP, the Company’s outside counsel, at (616) 336-6588.

Very truly yours, Fentura Financial, Inc. By: /s/ Douglas J. Kelley —————————————— Douglas J. Kelley Chief Financial Officer